FORM   5             U.S.  SECURITIES  AND  EXCHANGE   COMMISSION
                             Washington, D.C.  20549

           ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                 Filed pursuant to Section 16(a) of the
                          Securities Act of 1934


[ ] Check this box if no longer subject to Section 16.  Form 4 or
  Form 5 obligations may continue.
[ ] Form 3 Holdings Reported.
[x] Form 4 Holdings Reported.


1.  Name and Address of Reporting Person

SANFORD      CLAIRE   CAMERON
(Last)      (First)      (Middle)

6 EVELETH ROAD
(Street)

GLOUCESTER    MA        01930
(City)        (State)    (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     MAUI LAND & PINEAPPLE COMPANY, INC. (MAUI)

3.   IRS   or  Social  Security  Number  of  Reporting   Person
     (Voluntary)

     ###-##-####

4.  Statement for Month/Year12/97

5.  If Amendment, Date of Original
    (Month/Year)

6.  Relationship of Reporting Person to Issuer
     (Check all applicable)

[ ] Director   [ ] 10% Owner
[ ] Officer (give title below)   [X] Other (specify below)

    member of group owning more than 10%

7.   Individual or Joint/Group Filing

  [X] Form filed by One Reporting Person
  [ ] Form filed by More than One Reporting Person

Table  I  - Non-Derivative Securities Acquired, Disposed  of,  or
Beneficially Owned

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):          7/10/97
3.  Transaction Code: Code                            G
4.  Securities Acquired (A) or Disposed of (D):
    Amount:260       (A) or (D):   A       Price:N/A
5.  Amount  of Securities Beneficially Owned at End of Issuer's
    Fiscal Year:     42,811
6.  Ownership Form -  Direct (D) or Indirect (I): D
7.  Nature of Indirect Beneficial Ownership:

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):
3.  Transaction Code: Code
4.  Securities Acquired (A) or Disposed of (D):
    Amount:          (A) or (D):           Price:
5.  Amount of Securities Beneficially Owned at End of Issuer's
    Fiscal Year:     20,360
6.  Ownership Form -  Direct (D) or Indirect (I): I
7.  Nature of Indirect Beneficial Ownership: (1)

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):
3.  Transaction Code: Code
4.  Securities Acquired (A) or Disposed of (D):
    Amount:          (A) or (D):           Price:
5.  Amount of Securities Beneficially Owned at End of Issuer's
    Fiscal Year:     99,776
6.  Ownership Form -  Direct (D) or Indirect (I): I
7.  Nature of Indirect Beneficial Ownership: (2)

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):
3.  Transaction Code: Code
4.  Securities Acquired (A) or Disposed of (D):
    Amount:          (A) or (D):           Price:
5.  Amount of Securities Beneficially Owned at End of Issuer's
    Fiscal Year:    105,939
6.  Ownership Form -  Direct (D) or Indirect (I): I
7.  Nature of Indirect Beneficial Ownership:  (3)


Explanation of Responses:

(1)  OWNED  BY  J.  WALTER CAMERON TRUST; REPORTING PERSON  IS  A
     TRUSTEE.
(2)  OWNED BY CAMERON FAMILY PARTNERSHIP;  REPORTING PERSON IS  A
     GENERAL PARTNER.
(3)  OWNED BY MAUI PUBLISHING COMPANY, LTD.; REPORTING PERSON  IS
     A DIRECTOR.



  /S/ CLAIRE CAMERON SANFORD          1/23/98
**Signature of Reporting Person      Date

** Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.